Exhibit 4.1

Contract # 2006-006

SPONSOR MARKETING AGREEMENT

THIS AGREEMENT is made and entered into this 9th day of April, 2006, by and between Venturini Motorsports, a sole proprietor, 571 Pitts School Rd. NW, Concord, NC 28027 and Hamptons Luxury Homes Inc., 367 Butter Lane, Bridgehampton, NY 11932.

Witnesseth:

WHEREAS, Venturini Motorsports desires to grant certain advertising rights to Hamptons Luxury Homes Inc., and Hamptons Luxury Homes Inc. desires to purchase such rights from Venturini Motorsports;

WHEREAS, the parties to this agreement have each determined for itself the benefits of this undertaking, with the express understanding that it cannot be predicted whether and to what extent the parties may benefit hereby;

NOW, THEREFORE, in consideration of the promises, the mutual covenants herein contained and each act done pursuant hereto, the parties hereby agree as follows:

1.  Grant of Advertising Rights.  Hamptons Luxury Homes Inc. hereby purchases the following: Primary and or Associate Sponsorship on the Arca ReMax Series Car (the “Advertising Rights”), It is specifically understood and agreed that the Advertising Rights hereby granted to Hamptons Luxury Homes Inc. constitute the sole rights of Hamptons Luxury Homes Inc. with regard to the Races, or any events and appearances made by the car when requested by Hamptons Luxury Homes Inc., except only those additional rights which are set forth in Paragraph 2. If a show car appearance is paid for by another sponsor, that paying sponsor has the right to replace the Hamptons Luxury Homes Inc. logo with their own. It is further understood that Hamptons Luxury Homes Inc. has no property rights whatsoever in any of Venturini Motorsports’ signage, equipment, vehicles, race cars, or the components thereof. Hamptons Luxury Homes Inc. agrees to provide Venturini Motorsports with camera-ready or final artwork.

2.

 Grant of Additional Rights.  -This Agreement does not grant exclusivity on the

Race Car.  The advertising right location on the race cars will be a follows:

a)

The Hamptons Luxury Homes Inc. logo will be displayed in the primary sponsor location on the Venturini Motorsports race car (rear quarter panels or hood), for a minimum of 8 races. (This amount was figured from the original agreement of $12,500 per race to be deducted from a $100,000 total). Both Pocono races will be in these selected races.

b)

Hamptons Luxury Homes Inc. will be listed as one of the two primary sponsors on all press and TV material for these selected races.

c)

The Hamptons Luxury Homes Inc. logo will be displayed on the car in the primary sponsor location pro bono for any remaining races as long as Venturini Motorsports has not secured another primary sponsor for that given race.

d)

The Hamptons Luxury Homes Inc. logo will be displayed in an associate sponsor location, (top of deck lid, “B” or “C” pillar, or front lower quarter panel) at any remaining races when not listed or displayed as a primary sponsor.

e)

 Hamptons Luxury Homes Inc. has the additional rights to display their logos on the 52 ft. transporter.

3.

Consideration and Schedule of Payment.

a)

 Hamptons Luxury Homes Inc. hereby agrees to pay Venturini Motorsports for the Advertising Rights and other rights separately listed in Paragraph 2, 100,000 shares of Hamptons Luxury Homes Inc. stock. This will be deposited into an account at Morgan Stanley in the name of William Venturini by the opening of the stock exchange on April 13, 2006. The minimum dollar value of this stock at the  opening of April 13, 2006, is to be $100,000. The trading symbol is HLXH on the O.T.C.B.B.

b)

All graphics, decals for race cars and transporter, uniforms if any, logo press kit        material, extra pit passes, etc, are the financial responsibility of Hamptons Luxury Homes Inc. All additional payments for uniforms, graphics, decals, pit passes, etc. are due upon receipt of invoice.

4.

Term of Agreement.  The Advertising Rights hereby granted shall be for a term commencing on April 1, 2006 and ending November 30, 2006 and subject to any conditions contained in this agreement. Extension of this agreement and determined amounts by both parties must be made prior to September 1, 2006.

5.  Obligation of Venturini Motorsports.  Venturini Motorsports hereby agrees to provide Hamptons Luxury Homes Inc. with the full benefit of the Advertising Rights during the Term including the following:

a.

Venturini Motorsports will field a legal and competitive race car and attempt to qualify in all of the ARCA Re/Max series races in the year 2006. These races will be determined by the schedule supplied by ARCA.

b.

Venturini Motorsports will employ the services of Billy Venturini as the driver of the race cars for these events. In the event that Billy Venturini should for any reason not be able to drive, Hamptons Luxury Homes Inc. will not be financially responsible from that day forward unless agreed upon by both parties.

c.

Venturini Motorsports will display the Hamptons Luxury Homes Inc. logo on the Hood or Rear Quarter Panels on the race cars as per Paragraph 2.

d.

Venturini Motorsports will supply all tools, parts, equipment, transporter and other support vehicles for these events.

e.

 Venturini Motorsports will supply Hamptons Luxury Homes Inc. 5 free pit access passes per event when Hamptons Luxury Homes Inc. is a primary sponsor. Extra pit passes are available at $50 per pass. These guest names MUST be supplied to Venturini Motorsports 10 days prior to that given event. If not used, these passes will not roll over to another event.

f.

Venturini Motorsports will supply 2 free pit passes when Hamptons Luxury Homes Inc. is an associate sponsor.

g.

Hamptons Luxury Homes Inc. employees and guests will be welcome to use the observation deck and inside of the transporter, excluding the front lounge when in use by Venturini Motorsports team members. Venturini Motorsports will gladly supply food for these guests, as long as prior financial and quantity arrangements are made.

h.

Have a Hamptons Luxury Homes Inc. web site link on our web site www.billyventurini.com

i.

Furnish 2 tickets for Hamptons Luxury Homes Inc. for the ARCA year ending banquet. Date and location to be determined at a later date.

6.  Assignment; Subordination.  This Agreement shall be binding upon and shall insure to the benefit of the parties hereto and their assigns. Venturini Motorsports may assign to banking and other lending institutions monies due or to become due under this Agreement, but otherwise neither this Agreement nor any interest herein may be assigned, in whole or in part, by either party hereto without prior written consent of the other party hereto. It is understood and agreed that this Agreement is subject and subordinate to the License Agreement and the rights of the Arca ReMax Series thereunder and to any encumbrance of Venturini Motorsports provided, however, if Hamptons Luxury Homes Inc. continues to comply with its obligations under this Agreement, the Advertising Rights granted hereunder shall in no event be terminated prior to the termination date as stated in Paragraph 4.

7.  Default.  In the event Hamptons Luxury Homes Inc. fails to make any Payment of Advertising Fees as provided in Paragraph 3, then without prejudice to any other right or remedy which Venturini Motorsports may have provided or as a matter of law which rights and remedies shall be cumulative and not exclusive, Venturini Motorsports may remove any and all advertising of Hamptons Luxury Homes Inc. from the race equipment and may assign all or any portion of the Advertising Rights of Hamptons Luxury Homes Inc. to any other person or entity on such terms and conditions as Venturini Motorsports in its sole discretion deems desirable. Provided however, that Venturini Motorsports shall not take such action unless Venturini Motorsports first shall have given Hamptons Luxury Homes Inc. seven (7) days prior written notice specifying the amount of Advertising Fees then due but unpaid, and Hamptons Luxury Homes Inc. does not pay such Advertising Fees during such seven (7) day period.  In the event that Venturini Motorsports does make an assignment of the Advertising Rights subsequent to giving Hamptons Luxury Homes Inc. sufficient notice, as is provided above, then Hamptons Luxury Homes Inc. shall be deemed relieved of any and all its obligations under this Agreement, provided, however, that Hamptons Luxury Homes Inc. shall be responsible and liable for any and all of Venturini Motorsports’ costs and expenses incurred in connection with (i) the removal of the advertising of Hamptons Luxury Homes Inc., (ii) the making of any assignment or assignments of the Advertising Rights pursuant to this paragraph, and (iii) reasonable attorney fees.

8.  Attorney Fees.  If any suit or action is brought to enforce any of the terms of this Agreement, or to recover any monies payable hereunder, including any appeal or further action, Venturini Motorsports shall be entitled to recover its reasonable expenses of litigation, including attorney’s fees, as may be fixed by the court having jurisdiction over such suit or action.

9.  Relationship of the Parties.  Venturini Motorsports is, and at all times shall be considered as, an independent contractor, and nothing contained herein or done pursuant hereto shall be construed to create any relationship of principal and agent or employer and employee between the two parties.

10.  Indemnification.  Hamptons Luxury Homes Inc. shall indemnify Venturini Motorsports, its employees, officers, directors and partners, the Arca ReMax Series and its employees, officers, directors and partners, and hold them harmless from and against any and all claims, damages, liabilities, costs and expenses, including reasonable legal fees, arising from or in connection with any matter contemplated herein, including the use of copyrighted material in advertisements.  At its option, Venturini Motorsports may defend any suit on its own behalf unless such suit is defended by an insurance carrier, but at the expense of Hamptons Luxury Homes Inc. and without any release, impairment or limitation of Hamptons Luxury Homes Inc.  obligations hereunder.  Venturini Motorsports hereby agrees to indemnify, hold harmless and defend it and its affiliates, directors, officers, employees and agents from and against any and all attorney fees and court costs arising from or in connection with the installation, maintenance and repair of the advertising sign on Venturini Motorsports property.

11.  Waiver.  Failure of Venturini Motorsports or Hamptons Luxury Homes Inc. as case may be, to seek redress for violation of, or to insist upon performance of, any covenant, term or condition of Agreement shall not constitute a waiver in or in any way prevent subsequent enforcement of any such covenant, term or condition.

12. Faxes. All faxed notices and signatures will be considered binding.

13. Notices.  Any notices required or permitted to be given under the terms of this Agreement shall be in writing and shall be deemed to be duly given if sent by United States certified mail, DHL, or FedEx, postage fully paid, to the addresses set forth below, or to such other person or address as either party may designate by written notice to other party as herein provided:

Venturini Motorsports:

Venturini Motorsports

           571 Pitts School Road NW

Concord, North Carolina 28027

Hamptons Luxury Homes Inc.:

Hamptons Luxury Homes Inc.

P.O. Box 871

367 Butter Lane

Bridgehampton, NY 11932

14.  Governing Law.  Agreement shall be governed by and interpreted in accordance with the laws of the State of North Carolina.

15.  Entire Agreement.  All prior negotiations, writing, agreements, covenants, promises and discussions of any nature are merged herein, and this Agreement shall not be amended without the written consent of both parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date and year first above written.

Venturini Motorsports

Hamptons Luxury Homes Inc.

By /s/ Bill Venturini

By /s/ Roy Dalene

Bill Venturini, Owner

Roy Dalene, President

Venturini Motorsports

Hamptons Luxury Homes Inc.

Date April 11, 2006

Date April 11, 2006